

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via E-mail
Mr. Joko Toshikazu
Principal Executive Officer
NSJ-US. Co., Ltd.
Kitahama Bldg., 2F, 1-7-19, Imabashi
Chuo-ku, Osaka, Japan

> **Re: NSJ-US. Co., Ltd.**
> **Registration Statement on Form S-1**
> **Filed October 12, 2011**
> **File No. 333-177249**

Dear Mr. Toshikazu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based upon the company's nominal assets and lack of operations, the company is considered a shell company. Clearly identify the company as such and discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities. In addition, confirm through additional disclosure that the company has no current intention to merge with a non-public operating company.

2. We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale. Due to the significant number of shares being registered, the fact that they were issued to the selling shareholders for no consideration and the fact that you have not commenced operations, it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). You must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

Summary Information And Risk Factors, page 1

3. We note your statement that "[t]he prices to be paid by for Products purchased pursuant to the Distribution Agreement shall be the same price as Supplier charges other non-affiliated third party distributors or other sales made on a wholesale basis as modified from time to time in Supplier's discretion but only if the same modification is made for other non-affiliated third party distributors or wholesale purchasers." We note, however, that NSJ-Japan "is currently the primary supplier of the products" you intend to sell. Moreover, review of the Distribution Agreement (Exhibit 10.1) suggests that you have the exclusive right to sell the identified products outside of Japan. In light of these factors, explain how the price NSJ-Japan might charge Japanese distributors or wholesalers for secondary distribution within Japan is relevant for your contemplated primary distribution elsewhere. Furthermore, clarify whether Mr. Toshikazu can terminate the Distribution Agreement since he controls both distributor and supplier.

4. Clarify the statement "[s]upplier has further agreed that it will not require us to purchase a quantity of products in excess of that which we can reasonably afford or reasonably expect to sell in within two to three months of our purchase of the Products." Review of the Distribution Agreement (Exhibit 10.1) indicates that you have the right to submit purchase orders to Supplier which Supplier in turn has the power to accept or decline. If Supplier has the right to put products to you outside of the purchase order process contemplated in Article 4 of the Distribution Agreement, make that clear and disclose from where the Supplier derives this power. Clarify whether this provision requires a minimum purchase order requirement upon the company.

Risk Factors, page 3

5. Please supplement this section by adding risk factors that address the following issues:

    •   Third parties will provide the monitoring services necessary for the products you intend to distribute and your reputation may be harmed by such third party's failure to

> provide adequate service.
> - Because Mr. Toshikazu controls you, he effectively sits on both sides of the Funding Agreement and, therefore, has the power to modify this arrangement. Modification might reduce and/or eliminate funds received under the agreement.
> - You bear the risk of loss for products in-transit under the Distribution Agreement with NSJ-Japan.

Any decrease in the availability, or increase in the cost, of security systems…, page 3

6. Revise this risk factor to explain that the Distribution Agreement with NSJ-Japan allows NSJ-Japan to accept or decline submitted purchase orders for security system products at its discretion and, therefore, your ability to obtain products from NSJ-Japan on any terms is entirely dependent upon NSJ-Japan's decision to accept your orders.

Determination of the Offering Price, page 8

7. We note the reference to a previous private placement being determinative in setting the offering price; however, none has ever been conducted. Please correct.

Selling Shareholders, page 8

8. Explain how the percentage of shares held by each of Joko Toshikazu, Nakanishi Tatsuo and OWL Koa Co., Ltd. will increase after the offering as indicated on page 9. Revise as necessary.

Security Ownership Of Certain Beneficial Owners And Management, page 13

9. Please explain how all executive officers and directors as a group hold 56.74% of your common stock, while Joko Toshikazu, who is the sole officer and director identified, holds a 51.61% interest. Revise as necessary.

Description of Business, page 15

10. Explain why Mr. Toshikazu decided to create a separate company to distribute his products outside of Japan rather than distribute through the current structure.

11. Revise throughout this section to clarify your business plan over the next twelve months and beyond. The reader should leave the section with an understanding of the activities you plan to undertake in the short and long-term, where you plan to undertake those activities, and the steps necessary to successful implementation of your plan. For

example, if known, disclose where you anticipate distributing products first, the steps you must take to successfully distribute products in that locale and the anticipated time necessary to initiate distribution.

Robot Locator, page 16

12. Provide a clearer description of how the Robot Locator is utilized. For example, clarify whether it is a monitoring device for tracking released criminals on probation. Explain whether the tracking device is worn or carried, implanted in the body or otherwise attached to a person or article of clothing.

13. The disclosure here suggests that use of the product you intend to distribute depends upon the cooperation of local police or security officers. Discuss how the monitor reaches out to these individuals and whether they have a choice in participating in your network. If you must obtain permission and/or an agreement with the referenced first responders, state that fact and discuss your ability to obtain permission and/or an agreement.

14. You state "[w]e don't provide monitoring service. Employee of our client or local security company will monitor." Revise the language "our monitoring room" in the second paragraph of this section to clarify that you do not operate as the monitor. Disclose whether NSJ. Co., Ltd. has the capability to act as a monitor outside of Japan and any practical drawbacks that might stem from using a monitor not based in the territory served. Further disclose whether you have an agreement with NSJ. Co., Ltd. or a local security company to act as monitor. If not, asses your ability to retain such service and who will bear the cost of that service.

15. Revise to explain the statement "[w]hen we sell outside of Japan, we will advise the way of operation of monitoring at no charge."

16. Indicate how long the supplier has been in the business of manufacturing and selling the Robot Locator, and confirm that the product has never been sold outside of Japan in the past.

Markets, page 16

17. Disclose how you plan to sell your products "throughout the world except Japan" given the location of your sole office and sole officer in Japan. If you anticipate establishing new offices and/or facilities and hiring additional employees outside of Japan, make that clear and disclose when you expect to do so as well as the associated costs.

Marketing, page 17

18. You indicate here that the products you intend to distribute will be sold directly by your officers, directors and employees primarily by personal contacts or referrals. Disclose whether any of your current employees or directors has personal contacts in your anticipated markets.

Our Competition and Our Market Position, page 17

19. For each of the bullet point statements made in this section either provide objective support or characterize the statement as a belief and disclose the basis for that belief.

Our Employees, page 17

20. Revise to disclose your total number of employees. See Item 101(h)(xii) of Regulation S-K. If Mr. Toshikazu is your only employee, make that clear here and throughout the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 18

21. Explain why the company is becoming a public company. Discuss the purpose of your dividend distribution of shares to your supplier's shareholders.

Liquidity and Capital Resources, page 20

22. We note the statement "we will need to secure a minimum of $400,000 in funds to finance our business in the next 12 months, in addition to the funds which will be used to go and stay public, which funds will be used for business development and sales and marketing." Elaborate as to how you anticipate using these funds and the timing of each anticipated use. Your discussion should reconcile with the business plan disclosure solicited in comment 11.

23. Supplement the discussion of the Funding Agreement with Mr. Toshikazu to disclose that the contract may be unilaterally modified by Mr. Toshikazu. Make clear that if he were to take such action you might not receive needed funding.

Market For Common Equity And Related Stockholder Matters, page 22

Reports to Shareholders, page 24

24. Please update the statement "[a]t or prior to July 31, 2011, we intend voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act." If you still plan to voluntarily register your common stock pursuant to the Securities Exchange Act of 1934, disclose why the extra reporting obligations (e.g. subject to the proxy rules and Section 16 reporting requirements) is desired.

Financial Statements, page 25

Statements of Cash Flows, page F-5

25. As borrowing money and repaying amounts borrowed is considered a financing activity, please disclose the related party transactions as a cash flow from financing activity on the statements of cash flows.

Outside Back Cover Page of Prospectus, page 26

26. Correct the statement "[s]elling shareholders are offering up to 19,748,755 shares of common stock." Disclosures elsewhere indicate that up to 8,028,755 shares will be offered.

Part II – Information Not Required In Prospectus, page 27

Indemnification Of Officers And Directors, page 27

27. Please revise your indemnification discussion to accurately reflect the coverage provided in your articles of incorporation and bylaws. We note for example, that your articles exempt from coverage acts or omissions "which involve intentional misconduct, fraud or a knowing violation of the law" as well as the unlawful payment of dividends generally as opposed to in violation of "Hong Kong Japan law" only.

Signatures, page 31

28. Please have your principal financial officer and your controller or principal accounting officer sign in addition to your principal executive officer. See Instruction 1 to "Signatures" on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Michael T. Williams, Esq.
        Williams Law Group, P.A.